Exhibit (a) (19)

             Description Of Tax Consequences To Employees In Germany


MATERIAL GERMAN INCOME TAX CONSEQUENCES

         The following is a general summary of the material German income tax consequences of the exchange of eligible options and the grant of the new options or replacement options, as the case may be, pursuant to this offer applicable to the German subsidiaries of Nortel Networks and to those eligible employees who are residents of Germany (excluding expatriates). This discussion is based on the applicable provisions of the German tax legislation in force on June 15, 2001, which are subject to change.

         Eligible employees who are residents of Germany who exchange eligible options for new options or replacement options, as the case may be, will not be required to recognize income for German income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for German income tax purposes. At the date of grant of the new options or replacement options, as the case may be, eligible employees who are residents of Germany will not be required to recognize income for German income tax purposes. The grant of options is not recognized as taxable income for German income tax purposes.

         Upon the exercise of a new option or replacement options, as the case may be, the optionee will recognize income from employment, taxable as ordinary income, in an amount equal to the excess of (i) the fair market price of the shares purchased upon such exercise, on the date such option is exercised, over
(ii) the exercise price of the shares purchased upon such exercise. The income will be subject to regular rates of income tax.

         Upon any subsequent sale of such shares, the optionee will recognize a capital gain (or loss) in an amount equal to the difference between the amount realized on the sale of the shares and the fair market price of such shares on the date of exercise of such shares. Depending on the optionee's situation, taxes may or may not be payable on any capital gain:

         (a) If the optionee holds the shares more than 1 year after exercising the options, the capital gain will not be taxable.

         (b) If the optionee holds the shares less than 1 year after exercising the options, and the taxable amount is less than DM1,000 the capital gain will not be taxable.

         (c) If the optionee holds the shares less than 1 year after exercising the options and the taxable amount is greater than DM1,000 the capital gain will be taxed at regular income tax rates.

         WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.